

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Daniel Clark
General Counsel
Sema4 Holdings Corp.
333 Ludlow Street, North Tower, 8th Floor
Stamford, Connecticut 06902

Re: Sema4 Holdings Corp.
Registration Statement on Form S-1
Filed August 4, 2021
File No. 333-258467

Dear Mr. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ethan Skerry